PRESS RELEASE

Liberty Metals & Mining Holdings, LLC Acquires Shares of Alderon Iron Ore Corp.

TORONTO, ONTARIO, January 13, 2012 – Liberty Metals & Mining Holdings, LLC ("LMM") is pleased to announce that that it has entered into a subscription agreement (the "Subscription Agreement") with Alderon Iron Ore Corp. ("Alderon"), pursuant to which LMM has purchased, on a private placement basis (the "Transaction"), 14,981,273 common shares (the "Purchased Shares") of Alderon at a price of C$2.67 per Purchased Share for a total subscription price of approximately C$40,000,000. The purchase price was based on the volume weighted average price of Alderon's common shares on the Toronto Stock Exchange for the twenty trading days ended January 11, 2012.

Pursuant to the Transaction, LMM will acquire 14,981,273 Purchased Shares of Alderon representing approximately 15.02% of Alderon's issued and outstanding share capital. The Purchased Shares represent LMM's initial investment in Alderon and, accordingly, LMM will own the same percentage of Alderon's issued and outstanding share capital upon completion of the Transaction.

Pursuant to the Subscription Agreement and to the extent that LMM owns 7.5% of Alderon's issued and outstanding share capital, LMM will be entitled to nominate one person to be appointed to the board of directors of Alderon and will have a pre-emptive right to participate in any future equity financings of Alderon. In the event that LMM owns 10% or more of Alderon's issued and outstanding share capital and desires to sell the Purchased Shares, Alderon will hold the right to identify a purchaser or purchasers to whom such Purchased Shares shall be sold

The Purchased Shares were acquired for investment purposes. Depending on market conditions and other factors, LMM may from time to time acquire additional securities of Alderon or dispose of securities of Alderon in the open market, by private agreement or otherwise.

For further information and to obtain a copy of the early warning report filed under applicable Canadian securities laws in connection with the transactions hereunder, please see Alderon's profile on the SEDAR website www.sedar.com.

For further information please contact:

Marie Sheehan
Liberty Metals & Mining Holdings, LLC
175 Berkeley Street, 18th Floor
Boston, MA 02116
Telephone: 617-654-4374
Fax: 617-482-3504